OMB Number: 3235-0058
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                           UNITED STATES              Expires: March 31, 2006
               SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
                      Washington, D.C. 20549          hours per response...2.50
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                                   FORM 12b-25
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                                                           SEC FILE NUMBER
                                                              0-28008
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                           NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:          December 31, 2003
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                 Transition Report on Form 10-K [ ]
                 Transition Report on Form 20-F [ ]
                 Transition Report on Form 11-K [ ]
                 Transition Report on Form 10-Q [ ]
                 Transition Report on Form N-SAR [ ]
                  For the Transition Period Ended: _______________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

SmartServ Online, Inc.
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Full Name of Registrant

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Former Name if Applicable

2250 Butler Pike, Suite 150
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Address of Principal Executive Office (Street and Number)

Plymouth Meeting, PA 19462
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
   [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file, without unreasonable effort and expense, our Form 10-KSB Annual Report for the year ended December 31, 2003 because we, including our small accounting staff, have devoted substantial time and effort to recent business matters and also due to our transition to our new independent accountants, as reported on our Current Report on Form 8-K, filed on December 2, 2003. We anticipate that our Form 10-KSB Annual Report, together with our audited annual financial statements, will be filed on or before the 15th calendar day following the prescribed due date of our Form 10-KSB.

                    Persons who are to respond to the  collection of information
SEC 1344 (07-03)    contained  in this form are not  required to respond  unless the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric D. Schoenborn, Esquire             (856)                   321-2413
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         (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                        [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                   [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                See Exhibit A.
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                             SmartServ Online, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 29, 2004           By /s/ Timothy G. Wenhold
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                                     Timothy G. Wenhold, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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
                                    Exhibit A

Revenues for the year ended December 31, 2003 were $709,388, compared to revenues of $195,817 for the year ended December 31, 2002. The increase in revenues resulted primarily from licensing agreements with Salomon Smith Barney, Qualcomm, CitiGroup Global and Wireless Retail Pins, several of which are not expected to continue to generate revenue in 2004. The net loss for the year ended December 31, 2003 was $17,448,173, compared to a net loss of $8,037,173 for the year ended December 31, 2002. The increase in net loss resulted primarily from costs related to financing activities during 2003. The above mentioned amounts for the fiscal year ended December 31, 2003 are unaudited.